20007222

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCMI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19100 Von Karman Avenue, Suite 950
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen G. Holmes 949-252-4600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing

18401 Burbank Blvd., Suite 120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

FEB 03 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, Stephen G. Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCMI Securities Corp., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADOUL S. KOBTY
COMM. #2262007
Notary Public - California
Orange County
My Comm. Expires Nov. 7, 2022
NRO1

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Orange

Subscribed and sworn to (or affirmed) before me on this 27 day of December, 2018, by Stephen G. Holmes, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature:

GCMI Securities Corp.

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2018

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of GCMI Securities Corp.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of GCMI Securities Corp. as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of GCMI Securities Corp. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GCMI Securities Corp.'s management. My responsibility is to express an opinion on GCMI Securities Corp.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to GCMI Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as GCMI Securities Corp.'s auditor since 2018.

Tarzana, California

January 9, 2019

GCMI Securities Corp.
Statement of Financial Condition
December 31, 2018

Assets		
Cash		$108,480
Total Assets		$108,480
Liabilities and Stockholder's Equity		
Liabilities		$ -
Stockholder's Equity		
Common stock ($.01 par value, 1,000 shares authorized; 100 shares issued and outstanding)	$ 1	
Paid-in capital	49,999	
Retained earnings	58,480	108,480
Total Liabilities and Stockholder's Equity		$108,480

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Income
For the Year Ended December 31, 2018

Revenue	
Merger and acquisition fees	$2,670,650
Private placement fees	370,000
Interest income	23
Total Revenue	3,040,673
Expenses	
Commissions (Notes 2 and 3)	2,228,815
Licenses and permits (FINRA and SIPC fees)	15,705
Office expenses	12,000
Professional fees	18,254
Fidelity bond insurance	1,490
Bank service charges	34
Total Expenses	2,276,298
Income Before Income Taxes	764,375
Income Tax Provision (Note 2)	-
Net Income	$764,375

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2017	100	$ 1	$ 49,999	$ 114,105	$164,105
Net Income				764,375	764,375
Dividends				(820,000)	(820,000)
Balance, December 31, 2018	100	$ 1	$ 49,999	$58,480	$108,480

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net income	$764,375
Net Cash Flows from Operating Activities	764,375
Cash Flows for Investing Activities	-
Cash Flows from (used in) Financing Activities	
Dividends paid to parent	(820,000)
Net Cash Flows from Financing Activities	(820,000)
Net decrease in Cash	(55,625)
Cash - beginning of the year	164,105
Cash - end of the year	$108,480
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ -

See accompanying notes to financial statements

GCMI Securities Corp.
Notes to Financial Statements
December 31, 2018

Note 1 - Organization and Nature of Business

GCMI Securities Corp. (the "Company") was incorporated in the State of California on December 14, 2005 and is wholly owned by its parent Global Capital Markets, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 - Significant Accounting Policies

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 and the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company elected to be taxed as a qualified subchapter S subsidiary ("Q Sub") with its parent reporting as an S Corporation for Federal and California state income tax purposes.

As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the Parent S Corporation. As provided by its tax and expense sharing agreement, all taxes are paid by the Parent.

ASC 606 Revenue Recognition

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

Per FINRA Form "Supplemental Statement of Income (SSOI)" the Company generates its revenue from investment banking fees; M&A advisory, which includes private placements.

Note 3 - Changes in Accounting Policy

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinions and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale).

Retainers are held by the Parent and not shared with the Company inasmuch as they typically are less than related project preparation costs.

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Note 4 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 5 - Related Party

GCMI Securities Corp. and its Parent have entered into an expense sharing agreement whereby the Company agrees to pay the Parent $1,000 per month for tax and office expenses including rent. During the year ending December 31, 2018 the Company paid its Parent $12,000.

A negotiated percentage, about 75 percent, of the fees generated from the successful completion of each project are paid to registered representatives of the Company, albeit prior to June 2018 such payments were made to the Parent and in turn then paid to such registered representatives. During the year ending December 31, 2018, such payments to the Parent aggregated $1,220,000.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 6 - Concentration of Credit Risk

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $108,480 which was $103,480 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 8 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company elected to be taxed as a Q Sub with its parent reporting as an S Corporation for Federal and California state income tax purposes. As a Q Sub, the Company's asset, liability, income and expense items are treated as

though they were owned, held or incurred by the Parent S Corporation. As provided by its tax and expense sharing agreement, all taxes are paid by the Parent.

Note 9 - Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year-end December 31, 2018 through January 9, 2019, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

GCMI Securities Corp
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2018

Computation of net capital	
Total ownership equity from statement of financial condition	$108,480
Nonallowable assets:	
Commissions receivable	-
Net capital	108,480
Computation of net capital requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	-
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	5,000
Excess capital	103,480
Excess net capital (net capital less 10% of aggregate indebtedness)	103,480
Computation of aggregate indebtedness	
Total liabilities	-
Aggregate indebtedness to net capital	-

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per computation	108,480
Variance	
Rounding	-
Net capital per audit report	$108,480

See accompanying notes to financial statements

GCMI Securities Corp.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to GCMI Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

GCMI Securities Corp.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to GCMI Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

GCMI Securities Corp.
19100 Von Karman Ave Ste 950
Irvine, CA 92612
949.252.4600 X 227

January 27, 2020

Re SEC File Number 8-67225 GCMI Securities Corp. 2018 Annual Report

Delivery by USPO First Class Mail to:
SEC Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

SEC Mail Processing
FEB 03 2020
Washington, DC

Dear SEC:

I recently went to EDGAR and noticed that the above referenced annual report is not shown and thus I am re-submitting same herewith. Please reach me if you have any questions. (The 2019 annual report of the GCMI Securities Corp. was separately submitted last week.) I appreciate it.

Stephen G Holmes
CCO
sh@globalcapitalmarkets.com